                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549-1004





                                    Form 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                          Commission file number 1-7479
                                                 ------

                              BAY STATE GAS COMPANY
                                SAVINGS PLAN FOR
                               OPERATING EMPLOYEES
                            ------------------------
                            (Full title of the plan)


                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                  ---------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                          Index                                      Page No.
                          -----                                      --------


(a)   Signatures:                                                        3

(b)   Financial Statements:

      Independent Auditors' Report                                       4

      Statements of Net Assets Available for
         Plan Benefits of December 31, 1996 and 1995                     5

      Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended December 31,
         1996, 1995 and 1994                                           6-8

      Notes to Financial Statements                                    9-16

      Schedule I:  Item 27a - Schedule of Assets
         Held for Investment Purposes                                    17

      Schedule II:  Item 27d - Schedule of Reportable
         Transactions - Year Ended December 31, 1996                     18

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       BAY STATE GAS COMPANY
                                       BENEFITS COMMITTEE



                                       By /s/ Charles H. Tenney, III
                                          ------------------------------
                                       Charles H. Tenney, III
                                       Chairman


                                       By /s/ Thomas W. Sherman
                                          ------------------------------
                                       Thomas W. Sherman
                                       Committee Member


                                       By /s/ William D. MacGillivray
                                          ------------------------------
                                       William D. MacGillivray
                                       Committee Member


                                       By /s/ Elizabeth A. Foley
                                          ------------------------------
                                       Elizabeth A. Foley
                                       Committee Member
Date:  June 30, 1997

                          Independent Auditors' Report
                          ----------------------------

The Benefits Committee
Bay State Gas Company

We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Bay State Gas Company Savings Plan for Operating Employees as of December 31, 1996 and 1995, and the related statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Bay State Gas Company Savings Plan for Operating Employees at December 31, 1996 and 1995, and the changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ KPMG Peat Marwick LLP

                                             KPMG Peat Marwick LLP
Boston, Massachusetts
June 6, 1997

              Bay State Gas Company Savings Plan for Operating Employees
                 Statements of Net Assets Available for Plan Benefits
                              December 31, 1996 and 1995



Assets
------
                                                             1996                  1995
                                                      -----------            ----------
Investments, at market value (note 4):

     Company Stock Master Trust                       $ 4,552,194            $4,212,658
     AIM Constellation Fund                             1,096,304               526,326
     Templeton Foreign Fund                             1,579,169             1,119,908
     MasterWorks S&P 500 Stock Fund                     1,264,374               691,980
     Wells Fargo LifePath Funds:
              LifePath 2000                                80,772                46,300
              LifePath 2010                               143,395                56,751
              LifePath 2020                               126,801                63,325
              LifePath 2030                               128,847                43,653
              LifePath 2040                               154,613                41,854

     Stable Value Fund                                  1,614,508             1,286,331

Investments, at cost which approximates fair value:

     Loan Fund                                            651,503               483,401
                                                      -----------            ----------

          Total investments                            11,392,480             8,572,487

Contributions receivable from employees
     and employer                                             345                69,027
                                                      -----------            ----------

Net Assets Available for Plan Benefits                $11,392,825            $8,641,514
                                                      ===========            ==========



See accompanying notes to financial statements.

                                                     BAY STATE GAS COMPANY
                                         EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                                Statement of Changes in Net Assets Available for Plan Benefits

                                                 Year Ended December 31, 1996

                                             Plan Interest in        AIM         LifePath    LifePath    LifePath      LifePath
                                               Company Stock    Constellation      2000        2010        2020          2030
                                                Master Trust         Fund          Fund        Fund        Fund          Fund
                                             ----------------------------------------------------------------------------------

Investment income:
   Interest                                               -      $   36,376             -           -           -             -
   Dividends                                              -               -             -           -           -             -

Net appreciation
   in the fair value of investments                       -          72,432       $ 4,096    $ 10,544    $ 10,887      $ 11,003
Plan interest in Company Stock
   Master Trust investment income                $  276,519               -             -           -           -             -
                                             ----------------------------------------------------------------------------------
       Total investment income                      276,519         108,808         4,096      10,544      10,887        11,003

Contributions:
   Employee                                         458,335         275,385        24,068      54,538      39,410        39,450
   Employer                                         114,118          55,820         4,986       6,640       7,120         7,749
                                             ----------------------------------------------------------------------------------
       Total contributions                          572,453         331,205        29,054      61,178      46,530        47,199

   Total additions                                  848,972         440,013        33,150      71,722      57,417        58,202
                                             ----------------------------------------------------------------------------------

Benefits Paid                                       (65,826)         (1,838)       (3,021)       (645)     (1,501)         (391)

Administrative Fees                                  (1,150)           (345)           (4)        (18)        (58)          (28)

Transfers between funds                            (462,992)        121,005         3,099      13,460       5,904        25,901
                                             ----------------------------------------------------------------------------------

   Net increase                                     319,004         558,835        33,224      84,519      61,762        83,684

Net Assets Available for Plan Benefits:
   Beginning of year                              4,233,423         537,476        47,549      58,876      65,039        45,170
                                             ----------------------------------------------------------------------------------

   End of year                                   $4,552,427      $1,096,311       $80,773    $143,395    $126,801      $128,854
                                             ==================================================================================


                                                   LifePath    Templeton    MasterWorks     Stable
                                                     2040       Foreign       S&P 500        Value        Loan
                                                     Fund        Fund        Stock Fund      Fund         Fund          Total
                                                   ----------------------------------------------------------------------------

Investment income:
   Interest                                               -    $   62,773    $   38,532   $   86,383    $ 53,173    $   277,237
   Dividends                                              -             -             -            -           -              -

Net appreciation
   in the fair value of investments                $ 15,799       157,640       157,259            -           -        439,660
Plan interest in Company Stock
   Master Trust investment income                         -             -             -            -           -        276,519
                                                   ----------------------------------------------------------------------------
       Total investment income                       15,799       220,413       195,791       86,383      53,173        993,416

Contributions:
   Employee                                          62,923       224,532       202,753      177,911           -      1,559,305
   Employer                                           8,538        50,101        42,964       59,033           -        357,069
                                                   ----------------------------------------------------------------------------
       Total contributions                           71,461       274,633       245,717      236,944           -      1,916,374

   Total additions                                   87,260       495,046       441,508      323,327      53,173      2,909,790
                                                   ----------------------------------------------------------------------------

Benefits Paid                                             -       (27,815)       (6,222)     (19,596)    (28,897)      (155,752)

Administrative Fees                                     (47)         (402)         (241)        (434)          -         (2,727)

Transfers between funds                              23,964       (17,847)      129,200       14,480     143,826              -
                                                   ----------------------------------------------------------------------------

   Net increase                                     111,177       448,982       564,245      317,777     168,102      2,751,311

Net Assets Available for Plan Benefits:
   Beginning of year                                 43,436     1,130,201       700,204    1,296,739     483,401      8,641,514
                                                   ----------------------------------------------------------------------------

   End of year                                     $154,613    $1,579,183    $1,264,449   $1,614,516    $651,503    $11,392,825
                                                   ============================================================================



See accompanying notes to financial statements.

                                                    BAY STATE GAS COMPANY
                                        EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                                Statement of Changes in Net Assets Available for Plan Benefits

                                                 Year Ended December 31, 1995

                                                                       Templeton   Plan Interest in        AIM        LifePath
                                             Selection       Index       Growth     Company Stock     Constellation     2000
                                               Fund          Fund         Fund       Master Trust          Fund         Fund
                                            ----------------------------------------------------------------------------------

Investment income:
   Interest                                 $    17,609            -   $      50               -        $ 17,129            -
   Dividends                                          -            -           -               -               -            -

Net appreciation
   (depreciation) in the fair
   value of investments                               -    $  36,104      38,752               -          (3,698)     $ 2,068
Plan interest in Company Stock
   Master Trust investment income                     -            -           -      $  600,970               -            -
                                            ----------------------------------------------------------------------------------
       Total investment income                   17,609       36,104      38,802         600,970          13,431        2,068

Contributions:
   Employee                                      44,528       18,493      67,254         352,809         160,257       20,527
   Employer                                      13,871        4,672      16,376          70,160          36,280        3,803
                                            ----------------------------------------------------------------------------------
       Total contributions                       58,399       23,165      83,630         422,969         196,537       24,330

   Total additions                               76,008       59,269     122,432       1,023,939         209,968       26,398
                                            ----------------------------------------------------------------------------------

Benefits Paid                                      (278)           -           -         (49,812)         (2,418)           -

Administrative Fees                                   -            -           -            (458)           (106)           -

Transfers between funds                      (1,118,090)    (373,897)   (995,518)      3,259,754         330,032       21,151
                                            ----------------------------------------------------------------------------------

   Net increase (decrease)                   (1,042,360)    (314,628)   (873,086)      4,233,423         537,476       47,549

Net Assets Available for Plan Benefits:
   Beginning of year                          1,042,360      314,628     873,086               -               -            -
                                            ----------------------------------------------------------------------------------

   End of year                                        -            -           -      $4,233,423        $537,476      $47,549
                                            ==================================================================================


                                                LifePath    LifePath    LifePath    LifePath     Templeton
                                                  2010        2020        2030        2040        Foreign
                                                  Fund        Fund        Fund        Fund          Fund
                                                ----------------------------------------------------------

Investment income:
   Interest                                           -           -           -           -     $   68,272
   Dividends                                          -           -           -           -              -

Net appreciation
   (depreciation) in the fair
   value of investments                         $ 2,880     $ 3,906     $ 2,714     $ 3,147         28,247
Plan interest in Company Stock
   Master Trust investment income                     -           -           -           -              -
                                                ----------------------------------------------------------
       Total investment income                    2,880       3,906       2,714       3,147         96,519

Contributions:
   Employee                                      34,023      24,581      18,071      22,034        169,213
   Employer                                       7,701       4,751       3,939       4,323         39,805
                                                ----------------------------------------------------------
       Total contributions                       41,724      29,332      22,010      26,357        209,018

   Total additions                               44,604      33,238      24,724      29,504        305,537
                                                ----------------------------------------------------------

Benefits Paid                                      (348)          -           -           -         (2,466)

Administrative Fees                                  (3)        (16)         (7)        (13)          (159)

Transfers between funds                          14,623      31,817      20,453      13,945        827,289
                                                ----------------------------------------------------------

   Net increase (decrease)                       58,876      65,039      45,170      43,436      1,130,201

Net Assets Available for Plan Benefits:
   Beginning of year                                  -           -           -           -              -
                                                ----------------------------------------------------------

   End of year                                  $58,876     $65,039     $45,170     $43,436     $1,130,201
                                                ==========================================================


                                              Stagecoach      Stable        Company
                                                S&P 500       Value          Stock          Loan
                                              Stock Fund       Fund           Fund          Fund         Total
                                              -------------------------------------------------------------------

Investment income:
   Interest                                    $ 18,905     $   58,317    $        32     $ 29,987     $  210,301
   Dividends                                          -              -         47,639            -         47,639

Net appreciation
   (depreciation) in the fair
   value of investments                          87,118              -         83,414            -        284,652
Plan interest in Company Stock
   Master Trust investment income                     -              -              -            -        600,970
                                              -------------------------------------------------------------------
       Total investment income                  106,023         58,317        131,085       29,987      1,143,562

Contributions:
   Employee                                     120,657        198,345        160,994            -      1,411,786
   Employer                                      27,995         67,418         36,703            -        337,797
                                              -------------------------------------------------------------------
       Total contributions                      148,652        265,763        197,697            -      1,749,583

   Total additions                              254,675        324,080        328,782       29,987      2,893,145
                                              -------------------------------------------------------------------

Benefits Paid                                      (894)       (26,466)        (6,920)      (5,419)       (95,021)

Administrative Fees                                 (60)          (148)             -            -           (970)

Transfers between funds                         446,483        999,273     (3,670,469)     193,154              -
                                              -------------------------------------------------------------------

   Net increase (decrease)                      700,204      1,296,739     (3,348,607)     217,722      2,797,154

Net Assets Available for Plan Benefits:
   Beginning of year                                  -              -      3,348,607      265,679      5,844,360
                                              -------------------------------------------------------------------

   End of year                                 $700,204     $1,296,739              -     $483,401     $8,641,514
                                              ===================================================================



See accompanying notes to financial statements.

                                             Savings Plan for Operating Employees
                                Statement of Changes in Net Assets Available for Plan Benefits
                                                 Year ended December 31, 1994


                                                                             Templeton      Company
                                                    Selection       Index     Growth         Stock         Loan
                                                      Fund          Fund       Fund          Fund          Fund           Total
                                                   ------------------------------------------------------------------------------

Investment income:
   Interest                                        $   59,914     $     26    $    380    $      256     $ 10,668      $   71,244
   Dividends                                                -            -      81,999       162,298            -         244,297


Net appreciation (depreciation) in the
   fair value of investments                                -        6,368     (90,424)     (451,681)           -        (535,737)
                                                   ------------------------------------------------------------------------------

Total investment income (loss)                         59,914        6,394      (8,045)     (289,127)      10,668        (220,196)

Contributions:
   Employee                                           147,847       66,580     210,162       635,022            -       1,059,611
   Employer                                            62,592       17,557      53,601       154,448            -         288,198
   Transfers in from other plans                      439,676      133,279     217,870       613,872      112,786       1,517,483
                                                   ------------------------------------------------------------------------------
       Total contributions                            650,115      217,416     481,633     1,403,342      112,786       2,865,292
                                                   ------------------------------------------------------------------------------

   Total additions                                    710,029      223,810     473,588     1,114,215      123,454       2,645,096
                                                   ------------------------------------------------------------------------------

Benefits Paid                                         (18,512)      (4,096)     (7,973)      (30,515)           -         (61,096)

Transfers between funds                               (80,053)     (26,014)    122,919       (73,112)      56,260               -
                                                   ------------------------------------------------------------------------------

        Net increase                                  611,464      193,700     588,534     1,010,588      179,714       2,584,000

Net Assets Available for Plan Benefits:
   Beginning of year                                  430,896      120,928     284,552     2,338,019       85,965       3,260,360
                                                   ------------------------------------------------------------------------------

   End of year                                     $1,042,360     $314,628    $873,086    $3,348,607     $265,679      $5,844,360
                                                   ==============================================================================


   See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

1)  Description of Plan
    -------------------

         (a)  General
              -------

         The Bay State Gas Company Savings Plan for Operating Employees ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

         (b)  Eligibility
              -----------

         All employees of the Company and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible for participation. Beginning July 1, 1996, participation begins on the first day of the next month after the employee has completed 60 days of service. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

2)  Summary of Significant Accounting Policies
    ------------------------------------------

         (a)  Basis of Presentation
              ---------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

2)  Summary of Significant Accounting Policies (continued)
    ------------------------------------------------------

         (b)  Trustee
              -------

         Barclays Global Investors serves as Trustee of the Plan and has discretionary authority concerning purchases and sales of investments for the Plan. In 1995, Wells Fargo Bank served as trustee. Plan assets are held in safekeeping by both Barclays Global Investors and Wells Fargo Bank.

         (c)  Investments
              -----------

         Investments in the AIM Constellation Fund, Masterworks S & P 500 Stock Fund, LifePath Funds and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

         The fair value of the Plan's interest in the Company Stock Master Trust (Master Trust) is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

         Guaranteed Investment Contracts ("GIC's") held in the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 6.64% at December 31, 1996. At December 31, 1996, the fair value of the GICs is $831,030.

         The Income Accumulation Fund is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

2)  Summary of Significant Accounting Policies (continued)
    ------------------------------------------------------

         (d)  Payment of Benefits
              -------------------

         Benefits are recorded when paid.

3)  Plan Administration
    -------------------

         (a)  Administration
              --------------

         The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions, and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

         (b)  Expenses
              --------

         The plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of 10 in any calendar year. Prior to January 1, 1994, all other administrative expenses of the Plan were paid by the Company. Effective January 1, 1994, all such expenses are paid by the Plan and allocated to participants' accounts.

4)  Investments
    -----------

         All contributions are remitted to the Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 25% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

         The following investment funds are offered to active participants of the Plan.

         COMPANY STOCK MASTER TRUST - Funds are invested in the common stock of Bay State Gas Company.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994

4)  Investments (continued)
    -----------------------

         AIM CONSTELLATION FUND - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

         TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

         MASTERWORKS S&P 500 STOCK FUND - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S&P 500 Index.

         WELLS FARGO LIFEPATH FUNDS - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

         STABLE VALUE FUND - Funds are invested in a combination of GICs and shares of the Wells Fargo Income Accumulation Fund. The Wells Fargo Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including; GICs, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

         LOAN FUND - Funds are comprised of amounts borrowed by participants from their account balances (see Note 7).

         At December 31, 1996, each of the investment funds had the following number of participating accounts:

                  Fund Name                            Participants
                  ---------                            ------------
         AIM Constellation Fund                             225
         LifePath 2000 Fund                                  19
         LifePath 2010 Fund                                  50
         LifePath 2020 Fund                                  46
         LifePath 2030 Fund                                  43
         LifePath 2040 Fund                                  46
         Templeton Foreign Fund                             263
         S & P 500 Stock - Masterworks Fund                 226
         Stable Value Fund                                  249
         Company Stock Master Trust                         395

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994



         All funds, with the exception of the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1996. All funds, with the exception of the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1995.

5)  Interest in Bay State Gas Company Stock Master Trust
    ----------------------------------------------------

         A portion of the Plan's investments are in the Company Stock Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Bay State Gas Company Employee Savings Plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Wells Fargo Bank. At December 31, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 26% and 22%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust.




                                                        December 31, 1996       December 31, 1995
                                                        -----------------       -----------------

         Bay State Gas Company Stock                       $17,768,586             $19,471,480
                                                           ===========             ===========

         Investment income for the Master Trust is as follows:

                                                           Year Ended              Year Ended
                                                           ----------              ----------
                                                        December 31, 1996       December 31, 1995
                                                        -----------------       -----------------
         Net appreciation in fair value of Bay
          State Gas Company Stock                          $  304,698              $2,040,202
         Interest                                               8,279                   8,424
         Dividends                                          1,052,116                 783,463
                                                           ----------              ----------
                                                           $1,365,093              $2,832,089
                                                           ==========              ==========

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994



6)  Contributions
    -------------

         (a)  Participant Contributions
              -------------------------

         Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into the salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $9,500 per year in 1996 (indexed annually from $7,000 commencing January 1, 1987). A participant's eligible compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday wages, including premiums, compensation paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

         (b)  Company Contributions
              ---------------------

         Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. The Company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions equal to 2.5% to 3.5% of eligible compensation.

         (c)  Vesting
              -------

         Employer and employee contributions vest immediately.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994

7)  Withdrawals, Borrowings and Distributions
    -----------------------------------------

         (a)  Withdrawals
              -----------

         Contributions can be withdrawn in the event of financial hardship or the attainment of 59-1/2 years of age.

         (b)  Borrowings
              ----------

         Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Further, effective January 1, 1987, as a result of the Tax Reform Act of 1986, the $50,000 limitation will be reduced by the excess (if any) of the highest outstanding loan balance of a participant in the preceding twelve-month period ending on the day before the date on which the loan was made, over the outstanding balance of loans from the Plan on the date of the loan. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in THE WALL STREET JOURNAL, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.

         (c)  Distributions
              -------------

         Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed ten years for a spousal beneficiary or over a period within five years in the case of a non-spousal beneficiary.

         Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than April 1st following the date the participant would have been age 70-1/2. For any other beneficiary, death benefits must commence within one year of the participant's death.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994


7)  Withdrawals, Borrowings and Distributions (continued)
    -----------------------------------------------------

         (c)  Distributions (continued)
              -------------------------

         Upon retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Net Assets Available for Plan Benefits in a lump sum or in installments over a period not to exceed ten years.

8)  Income Tax Status
    -----------------

         The Internal Revenue Service has issued a determination letter dated November 19, 1996 that the Plan qualified, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and, the underlying trust was therefore, exempt from federal income taxes under Section 501(a) of Code. The Plan was required to operate in accordance with the Code to maintain its tax qualification. In the opinion of the Plan administrator and Plan's tax advisor, the Plan remained qualified under the applicable provisions of the Code.

9)  Plan Termination
    ----------------

         (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

         (b) The Company expects to continue the Plan indefinitely, however, it may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.

                                  Bay State Gas Company Savings Plan for Operating Employees
                                                                                                                     Schedule I
                                                                                                                     ----------
                                                          Item 27(a)
                                       Schedule of Assets Held for Investment Purposes
                                                      December 31, 1996

            Identity of Issue                         Description of Investment                    Cost            Current Value
            -----------------                         -------------------------                -----------         -------------

* Company Stock Master Trust                 Master Trust; 386,762 units                       $ 3,791,193          $ 4,552,194

* Stable Value Fund                          Pooled Fund; 146,172 shares                         1,614,508            1,614,508

  AIM Constellation Fund                     Mutual Fund; 43,401 shares                          1,034,549            1,096,304

  Templeton Foreign Fund                     Mutual Fund; 152,429 shares                         1,414,448            1,579,169

  MasterWorks S&P 500 Stock Fund             Mutual Fund; 79,470 shares                          1,030,724            1,264,374

* LifePath 2000 Fund                         Collective Trust Fund; 6,686 shares                    74,869               80,772

* LifePath 2010 Fund                         Collective Trust Fund; 10,896 shares                  131,809              143,395

* LifePath 2020 Fund                         Collective Trust Fund; 9,090 shares                   113,496              126,801

* LifePath 2030 Fund                         Collective Trust Fund; 8,911 shares                   117,029              128,847

* LifePath 2040 Fund                         Collective Trust Fund; 10,172 shares                  137,244              154,613

* Loan Fund                                  Participant loans; 5.80% - 10.00%                     651,503              651,503
                                                                                               -----------          -----------

  Total assets held for investment purposes                                                    $10,111,372          $11,392,480
                                                                                               ===========          ===========


* Party in interest

                                                       BAY STATE GAS COMPANY
                                           EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                                                                                                                Schedule II
                                                                                                                -----------

                                                       Form 5500, Item 27(d)
                                                Schedule of Reportable Transactions

                                                   Year Ended December 31, 1996


                                                                                                     Current value
Identity of party             Description        Purchase    Selling   Lease    Expense    Cost of    of asset on      Net gain
   involved                    of asset            Price      Price    rental   Incurred    asset   transaction date   or (loss)
      (a)                         (b)               (c)        (d)      (e)       (f)        (g)           (h)             (i)
-----------------------------------------------------------------------------------------------------------------------------------
AIM Constellation Fund    Mutual Fund-purchase    $588,381        --     --        --     $588,381      $588,381            --
                                     -sale              --    90,835     --        --       85,930        90,835         4,905

Templeton Foreign Fund    Mutual Fund-purchase     412,686        --     --        --      412,686       412,686            --
                                     -sale              --   111,066     --        --      103,183       111,066         7,883

MasterWorks S&P 500       Mutual Fund-purchase     470,730        --     --        --      470,730       470,730            --
Stock Fund                           -sale              --    55,595     --        --       46,027        55,595         9,568

Stable Value Fund*        Pooled Fund-purchase     396,279        --     --        --      396,279       396,279            --
                                     -sale              --   154,484     --        --      154,484       154,484            --

Company Stock Master      Master Trust-purchase    736,276        --     --        --      736,276       736,276            --
Trust*                                -sale             --   673,259     --        --      563,721       673,259       109,538



* Party in interest.